FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated July 15, 2003,

2.

News Release, Dated July 28, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: August 1, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

September 2, 1997 (306R)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

August 1, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON   Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

July 15, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

DRILLING RESUMES AT LEWIS PROPERTY, NEVADA

Madison Enterprises Corp. (“Madison”) is pleased to announce that it has resumed drilling at its Lewis Property in Lander County, Nevada.  The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.

Madison will undertake a two-phase drilling program comprised of 10,000 feet of combined reverse-circulation and core drilling.  The initial 5,000 foot stage will evaluate a variety of geological, structural and geophysical targets, including a strong, broad chargeability anomaly detected in the TITAN MT-IP geophysical survey recently completed by Quantec Geoscience.  This geophysical anomaly was detected on each of Madison’s surveyed lines over a 3,500 foot strike extent and it remains open to expansion beyond the survey area.  The high chargeability anomaly is situated adjacent to, and locally overlapped by, a broad resistivity low feature, that occurs below all previous drilling on the Lewis Property.

The results and geologic information obtained in this first phase of drilling will be used to select drill sites for Madison’s second phase of drilling to further evaluate the extensive geophysical signature detected in the TITAN MT-IP survey.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

January 20, 1997

#

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MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

July 28, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has, subject to regulatory approval, agreed to issue a total of 78.125 shares at a deemed price of $0.12 per share to a key employee as a result of the reduction of his salary 25%.  In an effort to reduce costs during the continuing market slump in the junior resource sector, key employees and geological consultants of Madison have agreed to reduce the cash portion of their remuneration by 25% and to accept shares of Madison to cover this reduction.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“J.G. Stewart”

__________________________

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN